Filed by Albertsons Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Rite Aid Corporation

Commission File No.: 001-05742

The following is a transcript of a conference call hosted by members of the management team of Albertsons Companies, Inc. (“Albertsons”) on July 16, 2018.

Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

C O R P O R A T E P A R T I C I P A N T S

Melissa Plaisance, Group Vice President, Treasury and Investor Relations

Bob Miller, Chairman and Chief Executive Officer

Jim Donald, President and Chief Operating Officer

Bob Dimond, Executive Vice President and Chief Financial Officer

C O N F E R E N C E C A L L P A R T I C I P A N T S

Geoffrey McKinney, Deutsche Bank

William Reuter, Bank of America Merrill Lynch

Carla Casella, JPMorgan

Hale Holden, Barclays

Joe Stauff, Susquehanna

P R E S E N T A T I O N

Operator:

Welcome to the Albertsons Companies’ First Quarter 2018 Conference Call, and thank you for standing by. All lines will be in a listen-only mode until the question-and-answer session. This call is being recorded. If you have any objections, please disconnect at this time.

I will now turn the call over to Ms. Melissa Plaisance, GVP of Treasury and Investor Relations. Please go ahead.

Melissa Plaisance:

Hello, and thank you for joining us for the Albertsons Companies’ First Quarter 2018 Earnings Conference Call. With me today from the Company are Bob Miller, Chairman and CEO, Jim Donald, President and COO, and Bob Dimond, our CFO. Today, Bob Miller will provide a brief update on the Rite Aid merger, then Jim Donald will touch on our recent results and discuss some of our plans to grow and improve our business, share some observations and provide an update in a number of key operating areas. Bob Dimond will then provide an overview of first quarter results, and Jim will then make some closing comments.

I’d like to remind you that Management may make statements during this call that are forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are not limited

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

to historical facts, but contain information about future operating or financial performance, as well as statements regarding the Company’s proposed merger with Rite Aid Corporation. These include statements that relate to the benefits, expected synergies and revenue opportunities of the proposed merger, integration plans, estimates for growth, management and governance of the combined company and expected timing of the proposed merger transaction.

Forward-looking statements are based upon our current expectations and assumptions and involve risks and uncertainties that could cause actual results or events to be materially different from those anticipated. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements will be contained, from to time, in our SEC filings, including on Form S-4, 10-Q, 10-K and 8-K, as well as Rite Aid’s SEC filings. Any forward-looking statements we make today are only as of today’s date and we undertake no obligation to update or revise any such statements as a result of new information, future events, or otherwise.

Please keep in mind that included in the financial statements and Management’s prepared remarks are certain non-GAAP measures and the historical financial information includes a reconciliation of net income to Adjusted EBITDA.

With that, I will hand the call over to Bob Miller.

Bob Miller:

Thank you, Melissa. Good morning and thank you for joining us. I’d like to begin the call with a quick update on the Rite Aid merger. As you can imagine, we are very busy preparing for our announced merger with Rite Aid, which is expected to close in the second half of the calendar year. The combined company on a pro forma basis will have $83 billion in revenue and $3.7 billion in Adjusted EBITDA, with 4,868 stores and 4,327 pharmacies with a strong position and local scale in highly attractive markets. We will have a unique offering in the U.S. with an opportunity to build narrow networks and drive significant loyalty among pharmacy and grocery customers.

Keep in mind that an Albertsons pharmacy customer spends 3.5 times more with us per transaction than a non-pharmacy customer. We are well on our way with integration planning for the merger and have confidence in achieving the $375 million in annual run rate cost synergies within three years. We expect the integration with Rite Aid will be less complex and disruptive than the Safeway integration requiring far less change from the system and distribution perspective. In addition, we are anticipating incremental annual revenue opportunities of $3.6 billion through the Rite Aid merger.

As we look forward, we believe our merger with Rite Aid will create a differentiated leader in food, health and wellness and will position us to meet our customers’ needs with a wide network of pharmacies, lower cost and owned brand offerings in health and beauty care.

Now, Jim will update you on the quarter and our operations.

Jim Donald:

Thanks Bob. I did want to mention, my top two Execs are in the room with me, Susan Morris, who heads up our operations, and Shane Sampson, our Chief Merchant.

It’s been a busy quarter. Today I want to highlight 11 key areas in our business. Starting with results and briefly touching on what we are working on to grow our omnichannel experience that blends into best of brick-and-mortar and e-commerce, whether it’s delivering an enhanced customer service, delivering technology for the future, delivering and growing our digital e-commerce and loyalty business, delivering on our Own Brands, delivering through our real estate and corporate development, a platform that enhances our four-wall environment to create a better no-wall environment or delivering on our Own Brand strategy, delivering on talent for the 21st Century, along with integrating sustainability into what we

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

do for all our customers, our omnichannel strategy is built to fulfill our mission of becoming the favorite local supermarket, brick-and-mortar and digital.

As many of you read this morning, we’re making progress towards our full year goals. During quarter one, we had an identical sales improvement of 0.2% and our Adjusted EBITDA improved 5.7% to $816 million. This strong quarter one performance, which exceeded our internal expectations on Adjusted EBITDA, coupled with $100 million incremental Safeway synergies in fiscal 2018, recent cost initiatives, and continuing improvement in identical sales, makes us even more confident in achieving our fiscal 2018 Adjusted EBITDA of approximately $2.7 billion. In addition, our balance sheet remains strong and we have ample liquidity, including our $4 billion ABL revolver under which there are no current outstanding borrowings.

As we move forward, we’ll be focused on a number of key operating initiatives to enhance the customer experience and improve our results. We plan to continue to remerchandise and refresh our store base, leverage data analytics, partner with differentiated brands, and enhance our pharmacy and specialty pharmacy business, expand fuel centers in adjacent convenience stores, grow our loyalty program membership, accelerate e-commerce roll-out and capabilities, as well as further strengthen our Own Brand portfolio and expand our natural organic, specialty, healthy and ethnic offerings.

I’m very pleased that we’ve begun this year making progress towards these objectives. Our team is implementing change. They’re taking steps to stabilize and improve our margins by running good stores, completing systems conversions, and attacking shrink with a vengeance. In fact, compared to the fourth quarter fiscal 2017, we reduced our shrink by 45 basis points. We’ve also expanded our loyalty programs and have moved our e-commerce efforts forward, taking care of our customer needs to get fast deliveries through Instacart, and we’re addressing their desire to create fresh and innovative meals with our meal kit solutions, Plated, where we have seen significant growth (inaudible) to our customers whenever, wherever, and however they want.

In the four months I’ve been back on board with Albertsons Companies, I have visited over 300 stores, both our own and our top competitors across all geographical areas. I’ve also visited many of our manufacturing plants and distribution centers and I really enjoyed connecting with our employees and better understanding the opportunities and challenges that we face everyday across our operations. Of course, we face many.

Let me share a few observations with you.

In communicating with our customers, hearing and reading what they say about us, both good and opportunistic, we’ve been enhancing the customer experience. Our customer satisfaction is the highest it has been in four quarters. We are seeing improvements in our price image, the perception of the quality of our meat and produce and the speed of checkout. Our four Fs and a C, just to remind you, full, fast, friendly, fresh and clean, work in both a four-wall and a no-wall environment. In addition, the speed of checkout and price are two key drivers for online shopping and I’m pleased to see progress in that area. We’re also proud that our Vons division was named the Favorite Place for Vegetarians to Shop for Groceries by the Business Insider. We are focused on meeting our customers’ changing needs and positioning ourselves to serve our customers, again, whenever, whatever and however they prefer.

While we have had home deliveries through Safeway since 2001, we’re now expanding our offerings company-wide through a combination of our own delivery, Drive Up & Go, which allows customers to order online and pick up at the store, and Instacart, which allows for delivery to the customers’ home in as little as an hour. We utilize 1,000 refrigerated trucks, 1,200-plus drivers for our ‘white glove’ home delivery, which is unique in the marketplace. We also plan to expand Drive Up & Go to 500 stores and provide Instacart delivery service to 2,000 stores by fiscal year-end 2018 which is up approximately from 1,800 stores today. We also plan to test home delivery in pharmacy and expect to double our Plated volumes through both home and in-store delivery.

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

3By the way, I spent last week with the Plated team front of the house and the back of the house and I came away very impressed and confident of the quality and the value of this product, both for our four-wall and our no-wall environment. By the end of fiscal 2018, we expect to have Plated meal kits available in over 650 stores.

We are also pursuing the automation of several of our distribution centers that should improve our efficiencies, lower our cost over time and allow us to serve our customers more effectively at lower cost. The improvement in sophistication of delivery better positions us for delivering what our customers want, both in brick-and-mortar and in our e-commerce business.

We’re also developing our talent for the future through training programs, including our leadership development program through Albertsons University, as well as a number of employee resource groups that recognize, celebrate and benefit from the uniqueness of each employee to provide professional and personal growth opportunities in the workplace, in the community, both in our four-wall and no-wall environment.

We’re also proud of our 54 Outstanding Women who were named the Top Women in Grocery by Progressive Grocer. Our world and business environment is changing quickly and developing people to this changing and evolving business is paramount for success.

We continue to build a strong foundation and great track record in sustainability. Part of my mission to be the favorite local supermarket and the favorite local digital supermarket across thousands of neighborhoods includes making smart, sustainable decisions that foster better lives, create vibrant neighborhoods and contribute to a healthier planet.

At Albertsons Companies we’ve integrated sustainability into our everyday business decisions and made community giving one of our priorities. Our team actively strives to provide quality service and products at a fair price, while also working to reduce our environmental impact, from buying more local products to supporting local growers and suppliers to ensuring that wholesome food is distributed to charitable organizations, helping those who need it most.

Over the years, we’ve helped feed millions of families through our robust food donation program and giving platforms, thanks to the generous contributions from our customers and employees, we also supported important causes, such as hunger relief, cancer relief, disaster relief, services for people and disabilities and veterans programs. Last year, we made approximately $248 million in food donations for local food banks and almost $45 million in cash donations, helping over 2,000 organizations and individuals, including victims of hurricanes and wildfires in our operating areas. In addition, our employees donated countless volunteer hours to help those in need in their local neighborhoods.

To further address our omnichannel business, we are accelerating investments in and expansion of our capabilities in e-commerce, digital marketing, and loyalty programs to provide value to our customers, offer our customers additional methods of shopping with us and in turn drive sales. Our total e-commerce sales, including Instacart and Plated meal kits, grew 108% year-over-year in quarter one ‘18. We’ve been able to utilize our well located stores to rapidly expand our Drive Up & Go service to provide additional options for our customers. We expanded this offering to 94 stores by the end of quarter one and we plan to expand further to over 500 stores in fiscal 2018.

As mentioned earlier, we’ve also expanded our fast delivery through Instacart, which allows our customers to have access to same day delivery in as little as an hour. Instacart was operating in all 13 of our divisions and 1,796 stores at the end of our first quarter. We continuously grow in our pharmacy delivery business, which includes mail order, MedCart, and specialty drug delivery.

We continue to make data-driven first line offers to our customers through Just 4 U, which we have expanded into new markets. In fact, at the end of the first quarter, our registrations for Just 4 U, MyMixx united loyalty program increased 28% year-over-year on a combined basis. We also continue to expand

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

fuel rewards and have been gradually expanding grocery rewards. The weekly average sales to participants in these two programs is significantly higher than to non-users, which for us, is very encouraging.

The Own Brands portfolio consists of more than 10,000 high quality products, which resonate well with our shoppers; our Own Brand sales penetration continues to grow, reaching 24% in sales penetration and 24.3% in volume penetration in quarter one 2018, excluding pharmacy, fuel and Starbucks sales. This represents our highest Own Brand sales penetration rate for quarter to date. Own Brands continues to deliver on innovation with over 400 new item introductions in quarter one to surprise and delight our shoppers, with over 700 items in the pipeline through the remainder of the year. Our O Organics brand continues to deliver strong sales growth, posting a 10.2% sales increase in the first quarter compared to the first quarter of last year.

Open Nature and O Organics, Albertsons’ Natural and Free-from and Organic brands now represent over 23% of total natural and organic sales at Albertsons, over 100 basis points growth from quarter one last year. All this is before our Open Nature’s four week campaign started both in-store and online. O Organics, Lucerne, Signature and Signature Cafe, all had the distinction of being billion dollar brands with Open Nature rapidly approaching.

We continue our disciplined approach towards managing capital expenditures. In quarter one ‘18, we spent approximately $350 million, including approximately $37 million for Safeway integration related capital expenditures, and completed 24 remodel projects, 23 four-wall and 1 expansion, and opened two new stores. Delivering a better shopping experience in our four-wall environment enhances our no-wall environment. In fiscal 2018, we continue to expect to spend approximately $1.2 billion in cap ex, which includes 10 new stores, 115 remodels, including two store expansions, and an increase in our investment and technology and automation.

As mentioned previously, we’re planning to automate several distribution centers over the next few years, which will greatly improve our labor productivity, increase store expansion needs, enhance inventory management, and shorten stocking timelines. Our first automated distribution center in Tulsa in Arizona became operational in the fourth quarter of 2017 and is performing well. While the automation of our distribution center requires a substantial capital investment, we expect this automation will generate substantial EBITDA improvements going forward.

On the technology side of the business, since we began the conversion of the Albertsons stores to our Safeway IT platform in late June of 2015, we have completed the transition of nine divisions - Southern Houston, Denver, Intermountain, Seattle, Portland, Southern California, Southwest and Shaw’s. We are currently converting stores in our Jewel division and have completed 91 of the 187 stores in that division as of the end of quarter one.

To date, we trained over 70,000 employees on new system and replaced and hung over 19 million shelf tags and signs in the store. In total, we converted 700 stores and 11 distribution centers across the Company as of June 16, 2018. Every single converted store has opened on time and been able to serve its customers. The conversions are on schedule, they’re on budget and we continue to improve both our approach and efficiency with every incremental division.

Following the completion of Jewel, we’ll convert the Acme division and expect to finish all store conversions by mid September of this year. This will allow us to terminate our TSA with Supervalu and realize the largest portion of the $100 million in incremental fiscal year 2018 Safeway synergies.

In addition to our store conversion activities, in quarter one, we completed the consolidation of distribution centers in our Southwest division to reduce supply chain cost.

I’m also pleased to report that the realization of synergies continues to go very well. We delivered synergies of approximately $675 million in fiscal 2017, with a year-end run rate of $750 million, and

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

expect to deliver approximately $823 million of synergies on an annual run rate basis by the end of fiscal 2018.

Finally, as I mentioned earlier, as I travel around the Company, I have met many associates in stores, distribution centers, manufacturing plants. It’s amazing to me that over 41,000 of our employees have over 20 years of service. I am encouraged and I see their dedication to serving our customers, four-wall and no-wall, day in and day out.

Just last week, to finish with a story, a district manager of ours helped a terminally ill customer and this customer’s favorite beverage was discontinued. He ended up driving four hours to retrieve the product and deliver the beverage to the gentleman’s house. This isn’t about e-commerce delivery or brick-and-mortar deliver. This is about customer service. I’m hopeful that our twice weekly videos are helping our associates gain an understanding of how we’re moving the Company ahead to meet our customers’ needs wherever, whenever and however they want.

With that, I’ll turn the call over to Bob Dimond, our CFO, for an overview of our first quarter results.

Bob Dimond:

Thanks Jim. Hello everyone. Sales and other revenue increased $193.4 million, or 1%, to $18.7 billion during the first quarter of fiscal 2018, compared to $18.5 billion during the first quarter of fiscal 2017. The increase in sales was driven by an increase in fuel sales and the Company’s 0.2% increase in identical sales. Our ID sales during the first quarter were negatively affected by some headwinds that we believe should lead to easier comparisons going forward. Sales in the first quarter were impacted by increased winter storm activity in a few divisions earlier in the quarter, conversion, disruption in the Jewel-Osco and Shaws markets that is now behind us, and somewhat softer Easter sales due to the calendar shift.

Gross profit margin increased to 27.7% of sales for the first quarter of fiscal 2018 compared to 27.4% of sales for the first quarter of fiscal 2017. Excluding the impact of fuel, gross profit margin increased 60 basis points. The increase is primarily attributable to lower advertising cost, improved product mix and lower shrink expense as a percentage of sales compared to the first quarter of fiscal 2017. These improvements represent the realization of cost reduction initiatives in gross margin that we outlined when we provided our fiscal 2018 outlook in April. We continue to see a sequential improvement in shrink as a percentage of sales with an improvement of 45 basis points from the fourth quarter of fiscal 2017.

Selling and administrative expenses decreased to 26.7% of sales during the first quarter of fiscal 2018 compared to 27% of sales for the first quarter of fiscal 2017. Including the impact of fuel, selling and administrative expenses as a percentage of sales decreased 10 basis points during the first quarter of fiscal 2018 compared to the first quarter of fiscal 2017. The decrease in selling and administrative expenses as a percentage of sales was primarily attributable to lower depreciation and amortization expense, gains related to property dispositions and the realization of the Company’s selling and administrative cost reduction initiatives.

Interest expense was $254.6 million during the first quarter of fiscal 2018 compared to $270.5 million during the first quarter of fiscal 2017. The weighted average interest rate during both the first quarter of fiscal 2018 and the first quarter of fiscal 2017 was 6.4%, excluding amortization of deferred financing cost and original issue discount. The decrease in interest expense was driven by lower average outstanding borrowings and lower amortization of deferred financing cost.

Adjusted EBITDA was $815.8 million, or 4.4% of sales, for the first quarter of fiscal 2018, and was up $44 million compared to $771.7 million, or 4.2% of sales, for the first quarter of fiscal 2017. The increase in Adjusted EBITDA primarily reflects the Company’s improved gross profit and the realization of the Company’s cost reduction initiatives. Also, excluding the incremental $20 million of sale leaseback rent expense, first quarter 2018 EBITDA would have been $64 million higher than Q1 of 2017.

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

Net cash provided by operating activities was $911.6 million for the first quarter of 2018 compared to $654.3 million in the prior year. The increase in cash flow from operations was primarily driven by the increase in operating income principally reflecting improvements in financial results, compared to the first quarter of fiscal 2017, and changes in working capital primarily related to accounts payable and inventory.

As of June 16, 2018, we had no borrowings outstanding under our $4 billion asset-based revolving credit facility, and total availability of approximately $3.1 billion net of letters of credit. Over the last 12 months, we have reduced our outstanding debt by over $200 million. We expect to continue to reduce debt and net leverage using free cash flow generated over time.

Subsequent to the end of our first quarter, we entered into an agreement relating to the sale and leaseback of two distribution centers for a purchase price of $292 million, which we expect to close before the end of the second quarter. Upon closing, including the $962 million in sale leaseback transactions we executed in fiscal 2017, we will have completed approximately $1.3 billion in sale leaseback transactions. We will continue to evaluate opportunistic sale leaseback transactions that can allow us to invest in our business and reduce debt.

As previously disclosed, with the support of our banking syndicate and institutional debtholders, we have successfully secured all the financing required to close the Rite Aid transaction. Following consummation of the transaction, we expect to delever the business to 2.75 times net debt to Adjusted EBITDA over the next three years.

As indicated earlier, we exceeded our internal expectations for Adjusted EBITDA in the first quarter and are reaffirming our outlook for 2018. We expect identical sales growth of 1.5% to 2% for the full year and fiscal 2018, Adjusted EBITDA of approximately $2.7 billion; interest expense to remain relatively flat, and effective tax rate to be in the range of 25% to 27% excluding one-time discrete items, and to spend approximately $1.2 billion in capital expenditures.

As Jim mentioned earlier, we are looking forward to our announced merger with Rite Aid. Together with Rite Aid, we will become the number one integrated food and drug retailer on the West Coast, with a very strong presence in key markets, including California, Washington and Oregon, and will also have attractive market positions in the northeast. In addition, we expect to realize $375 million in annual run rate cost synergies within 36 months, and to have $3.6 billion of incremental annual revenue opportunities through narrow networks, cross-selling opportunities in food, as well as health and beauty aids, our omnichannel retail experience, and digital and e-commerce offerings.

As we had previously mentioned, we expect that integration efforts related to the Rite Aid merger will be far less complicated and disruptive than our nearly complete Safeway integration. For instance, we are not planning to convert front-end systems, consolidate warehouses and change the source of supply like we did in the Safeway merger. We believe the merger will enhance shareholder returns and generate strong free cash flow to reduce debt to under 2.75 times net leverage within 36 months, and improve our financial flexibility for the combined company.

Now, I’ll turn it back to Jim to provide some closing remarks.

Jim Donald:

Thanks Bob. We were pleased to see improved sales in quarter one as modest food inflation was passed along in the marketplace and our go-to-market strategies and promotions resonated with our customers both in our four-wall and no-wall marketplace. We believe that sales growth, led by continuing to run good stores, enhancing the customer experience, improving our digital marketing, loyalty and e-commerce efforts and innovation in Own Brands, coupled with successful cost reduction efforts, including continued improvements in shrink and completion of the fiscal 2018 incremental synergies from the Safeway acquisition, should allow us to generate improvements in sales and achieve our target for Adjusted EBITDA of $2.7 billion in fiscal year 2018.

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

We also believe that the pending merger with Rite Aid will enhance our ability to serve our customers by creating a differentiated leader in food, health and wellness, with strong local networks of food stores and drug stores in very attractive geographies. This combination will produce excellent coverage in key West Coast markets and a strong position in the northeast United States. A strong local presence will allow us to participate in broader alliances to serve our customers at lower cost, create cross-shopping opportunities and enhance loyalty. With the incremental synergies that we expect to realize from this combination, we believe we’ll enhance sales and profitability going forward, allowing us to produce attractive shareholder returns, as well as to pay down debt and enhance our financial flexibility. Also, again, our experience in converting stores, warehouses and systems, coupled with a strong change management culture bode well for our upcoming integration.

I’d be remiss if I did not acknowledge the deep loss in the Albertsons family that took place earlier this month. Doug Cygan, President of Jewel-Osco, passed away after a brief illness. He was a very, very strong leader within the Company and also in Chicagoland community. He will truly be missed.

With that, I’ll turn it back to the Operator to begin the Q&A.

Operator:

Thank you. If you’d like to ask a question, please signal by pressing star, one on your telephone keypad. If you’re on speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Again, you may press star, one if you would like to ask a question.

We will hear first from Geoffrey McKinney of Deutsche Bank.

Geoffrey McKinney:

Hi, good morning. Thank you for the question. I think I understood the ID sales being at plus 0.2% relative to full year guidance, largely explained by weather, and I guess, that receding, you expect those sales to accelerate throughout the balance of the year. Can you talk about the puts and takes in terms of maintaining that guidance relative to also maintaining the EBITDA guidance on what was ahead of planned print and the potential to see some leveraging in the second half of the year on accelerated ID sales?

Bob Dimond:

Yes, Geoff. Good question. Yes, we did overcome a few headwinds here in the first quarter and we’re still able to deliver solid earnings there. I think that some of what we’re able to do here in the first quarter was to improve a little bit quicker on our shrink reduction initiatives, which allowed us to offset a little bit of that. I think as we move forward into the future quarters, things will line up pretty close to the way that we had planned for the year, which, by the way, envisions to continue to see us with great shrink results there. As you’ll recall, our bridge for the year called for about 30 basis points of shrink to be pulled out. We’ve already achieved kind of down to that level and now we just need to continue to hold that level and there may be some upside from that.

Jim, do you need to...?

Jim Donald:

No, I think that’s right. I think that we could progress this year. Again, I’m confident that the numbers that we talked about earlier in the call will be met. We’re also—I mentioned earlier on the call too on balancing and blending in our e-commerce business with the brick-and-mortar business and it’s—they’re running in good stead right now, and if you look at where our numbers are going for the rest of the year, I’m confident of what Bob said earlier in his remarks.

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

Geoffrey McKinney:

Okay, and as a follow-up, so you’re currently at the run rate you would like to be, absent achieving more than you’ve guided to from a shrink perspective. Away from that, I guess, what are the buckets from an SG&A perspective maybe that you pulled back from spending on in this quarter given the delivery of the EBITDA number, vis-à-vis potential deleverage on planned ID sales for the second half of the year? I guess, a little more granularity there would be helpful.

Bob Dimond:

Yes, I think that as we would benefit from greater sales, certainly we would be able to get some leverage on fixed costs, but I think that also plays into how our plan was laid out for the year. As I indicated earlier, we’re confident—we’re glad that we came out as strong as we did there for the first quarter. It gives us great confidence now in being able as we progress through the year to achieve our $2.7 billion target.

Jim Donald:

Yes, and Geoff, cost improvement is part of our culture here. We’re looking at just on a daily, on a weekly basis, areas of the Company that we can continue to improve both cost and sales initiatives, as well as look at a store-by-store, division-by-division opportunities on a go-forward basis.

Geoffrey McKinney:

Understood. Maybe, I guess, I’ll ask it one more way. In light of the ID sales figure, I guess, what kind of kept you conservative from an EBITDA guidance perspective and not meeting that, I guess, just to be point blank there?

Jim Donald:

From an EBITDA perspective, to be honest with you, I’ve been here for four months and I’m still haven’t found out where the restroom was in the office because I’ve been out in the stores and the distribution centers, but again being comfortable with this guidance allows me the flexibility to continue to blend in the investments that we need to grow top line, bottom line, both on the e-commerce and the brick-and-mortar business.

Bob Dimond:

Yes, one more point. We indicated that our integration is really now down to one more division and that that will be completed within two months, and then what that does is that takes away any of the disruption that its caused during the year to our organization and it also allows us to realize the synergies that relate to getting off of the TSA with Supervalu. All of that is factored into our plan. That also will end up showing up as we get past September, so that’s our last two quarters of the year, in slightly lower SG&A as a percentage of sales.

Geoffrey McKinney:

Okay, that was very helpful. Thank you guys. I’ll pass it along.

Operator:

We’ll hear next from William Reuter of Bank of America.

William Reuter:

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

Good morning guys. You had talked about seeing a little bit of modest food inflation in the quarter. Can you tell us what you saw and then what you’ve embedded in your expectations for same-store sales in terms of inflation for the year?

Bob Dimond:

Yes. During the quarter, I think it started off right around a 0.5% of inflation. The last peer-to-peer month of the quarter was pretty soft. You guys probably saw that things went backwards to about 0.1% I think overall. We saw just short of 0.5% of inflation—or inflation, and the good new is, starting off this second quarter things rebounded. You probably saw the reports published by the BLS that showed that it rebounded back to 0.4% in June. I mean, generally, things are probably starting off just a little bit lighter than we originally thought. The reports that I’m seeing are the BLS is still reporting that they believe inflation will be somewhere in the 1% to 1.25% range in the latter half of the year, and if that means improving from roughly the 0.5% today to 1% or 1.25%. We think that will bode well for the industry. I think we also are starting to see that companies are starting to pass through some of the price increases, which I think is healthy, obviously, for us all.

William Reuter:

That’s good to hear. In terms of the proceeds from the sales, the two additional DCs in the second quarter, can you talk about what the expectations are there, and then if you expect further sale leasebacks either later this year or into 2019?

Bob Dimond:

Yes. Our debt agreements allow us, as you’re probably aware, to either pay down the term loans, or to reinvest or invest in the business, and I would guess across the year we’ll probably do a little bit of both of those, but certainly that’s something that we’ll evaluate as we go forward.

As far as doing additional ones, I think it really is opportunistically is how we’re looking at this. The sale leaseback market has been very strong. The valuations that we’ve received have exceeded the appraised values that we have, and those are fairly recent appraisals for these properties. The cap rates we’ve been able to get have been very attractive to us, and most of the properties that have been in these pools have been—have had high tax bases and so it’s been quite tax efficient for us.

We see this as an opportunity to continue to watch and you may see us do a few more, but as we note today, we’ll close this other one that’s roughly $290 million of size sometime here in the second quarter.

William Reuter:

Okay. Just lastly for me, you talked about making some investments in DCs and automation over the next couple of years and a whole bunch of benefit to that. I guess is one of the benefits going to be working capital and do you have an expectation for how much working capital that you might be able to pull out?

Bob Dimond:

That would be one of the benefits that comes out of that. The more tangible benefit is actually in making the distribution centers more productive; meaning that if it doesn’t take as many hours to be able to run those, so I think that is driving the bigger part of the return. But there is some benefit in working capital. Jim?

Jim Donald:

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

Yes, the specifics on the productivity are pretty amazing. In Tulsa we’re experiencing (inaudible) of $12.50 an hour versus $3.50 an hour. If you look at rolling this out in this warehouse environment, it’s pretty compelling.

William Reuter:

Very helpful. Okay, I’ll pass it to others. Thank you.

Operator:

Our next question comes from Carla Casella of JPMorgan.

Carla Casella:

Hi. Did you say what the magnitude, the impact of the winter storm was to ID POs (phon), how much that took off of your ID sales?

Bob Dimond:

We didn’t talk about that as a single item but we talked about that and the conversion disruption and kind of the difference in the Easter calendar as a total as being roughly 30 basis points.

Carla Casella:

Okay, that’s great. How much revenue did Plated add in the quarter, and what’s the opportunity there? I’m wondering is that all included in your comps?

Bob Dimond:

Plated we don’t, for competitive reasons, we’re not indicating exactly where those sales are. It continues to grow very well. We continue to roll that out. We’re very excited about Plated. Now, as far as included in our identical sales, we do include that. As you know, our definition includes same-store sales, which a lot of our e-commerce sales go through our source from our stores and go through our store system, so it’d get picked up that way, and then we also do include direct-to-consumer sales, which Plated would be one of those.

Carla Casella:

Okay, great. On the cost side, were there any other—any one-time costs included in your numbers? So far for the Rite Aid transaction, are all the one-time related to the past transactions, Safeway, etc.?

Bob Dimond:

Yes. There’s a little bit but it’s very minor.

Carla Casella:

Okay. Just to clarify, the sale leaseback proceeds, did you say the timing and the amount that you’ll get in this year?

Bob Dimond:

The timing and the amount of...

Carla Casella:

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

The sale leaseback proceeds for the new sale leasebacks?

Bob Dimond:

Yes. I’m sorry. The amount was $292 million of gross proceeds, and we believe that’ll close during our second quarter which ends the first part of September.

Carla Casella:

Okay, and is the net dramatically different from that?

Bob Dimond:

Yes, directionally $250 million is the net.

Carla Casella:

Okay. Great. Thank you.

Operator:

Our next question comes from Bryan Hunt of Wells Fargo.

Bryan Hunt:

Thank you for your time. My first question is, in the Safeway stores where you’ve had delivery for an extended period of time, could you talk about the penetration of delivery relative to the total store sales?

Jim Donald:

We don’t really share those numbers. We can just say that our total e-commerce business is up 108% but we see that business growing on a store-by-store basis.

Bryan Hunt:

Do you believe that delivery service is cannibalistic to in-store sales? If so, to what degree?

Jim Donald:

It’s a good question, and we’re seeing some incrementality on these shopping visits, but we’re also seeing that the Drive Up & Go consumers are still coming into our stores who shop for fresh and we see that with our fresh numbers versus our center of store that we think we’re getting a win-win out of this. Again, the key here is just to be as vigilant on this customer service aspect of this business as we are in the day-to-day business with customers going through the stores.

Bryan Hunt:

Great. Shifting gears, could you—you guys identified another $150 million of cost reduction for 2018. Can you talk about how much progress you made on that in the first quarter?

Bob Dimond:

Yes. I don’t know that I have the exact number within the quarter, but I will tell you that we are well along in the roll-out of those programs because it touches upon quite a few different things. There were some in

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

advertising, which reduced advertising expense which benefited our gross margins, and so that’s where that goes. It included areas of reduction in corporate and division overhead. Product packaging cost was a real opportunity. We’ve got those all vetted out in the fourth quarter. The new prices are rolling in and we’re benefiting from those savings here in the first quarter and we’ll do it all throughout the year. There’s a variety of store-level cost for services, as well as supplies included in those services. Also included things in the maintenance category.

So, it’s across a lot of buckets. We have executives assigned to each area and I will tell you we’re very comfortable that we’re on track with being able to get that full $150 million.

Bryan Hunt:

Great. Thanks Bob. My last question, and there’s been a lot of conversation around IDs so far in the call, but are there any specific catalysts that you feel like that’ll help you drive to that 1.5% to 2% level by the end of the year?

Jim Donald:

Yes. It’s a continuation of all the things that we’re doing, from our gold operating standards to running good stores, to leveraging our pharmacy, our specialty pharmacy business, continuing to roll-out technology and digital innovation. The loyalty program membership is key in driving this as well. Partnering with our differentiated brands, and again, in both four-wall and no-wall delivering superior customer service, all of which are key as we go forward, as well as being—running our Company like we have now, strengthening our promotions, improve the quality of our products on a day in and day out basis.

Bryan Hunt:

I appreciate your time. Thank you.

Operator:

We’ll hear next from Hale Holden of Barclays.

Hale Holden:

Good morning. Thank you for taking my call. Two significant pharmacy announcements in the last month with Amazon PillPack and CVS on the U.S. Postal Service for delivery. I was wondering how you think about that in the context of a transaction that you have coming up there on the revenue synergies?

Jim Donald:

Thanks Hale. It’s kind of too early to tell on the PillPack. This pharmacy business is a very, very complex business. But I can tell you this. Our pending merger with Rite Aid more than doubles our pharmacy counters giving us not only more convenient locations at our bricks-and-mortar but also generates scale and improves the logistics to expand our e-commerce through home delivery and Instacart. Again, while too early to predict where and how Amazon will utilize PillPack’s expertise in both cases that you mentioned, scale becomes critical here for a bricks-and-mortar retailer and the need for being able to ramp-up the e-commerce business is critical as well. I think that this merger does both of these for us.

Hale Holden:

Thank you. I just had two housekeeping questions. I was wondering if you could give us a breakout of traffic and ticket in the quarter, as well as give us any indication of when you thought the proxy advisor firms would come out on the transaction?

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

Bob Dimond:

Yes. First, I’ll take the one on the breakout of the traffic and ticket. Actually, that is not—those are not statistics that we do provide; however, what I will tell you is that one of the things that we do track closely is our growth quarter-over-quarter in just for U. That’s our loyalty program registrations, which were up over 25% during the quarter. We think that is a more important thing for us to be following.

Then the proxy, as it’s announced, that both is scheduled to occur on August 9.

Bob Miller:

Proxy advisors, we’re meeting—Rite Aid will be meeting within this week, and ISS and Glass Lewis will be meeting with them this week and hopefully we’ll get the results of those meetings the following week.

Hale Holden:

Thank you very much for the time. I appreciate it.

Operator:

We’ll hear next from Joe Stauff of Susquehanna.

Joe Stauff:

Thank you very much. Good morning. I just want to ask you what you can share with us as investors regarding—since closing this transaction as you guys know certainly not many deals of any close with the target’s price to be down this much. Maybe at a minimum, you could share with us basically how much liquidity that you have that you could tap to the extent you wanted to bump and how you’re thinking about the situation going into August. Whatever you can share with us, I’d appreciate it.

Bob Miller:

Well, let me say this, our first quarter results show that this transaction really provides the Rite Aid shareholder with a great opportunity to invest in a large scale, uniquely positioned food and drug retailer and with strong business momentum. We are incredibly excited about this transaction and the benefits it provides to both us and the Rite Aid shareholders, and we think this is the right combination at the right time for both of us.

Joe Stauff:

Can I just follow-up on that, please? I can appreciate that and I understand, but again just as investors looking just where the clearing price of the security is trading, the market is saying there’s a very low probability that this deal goes through, and I was just wondering if there’s any other parameters you could share with us at this time.

Bob Miller:

I’d just say that the proxy has been filed, the shareholders have been communicated with, the Rite Aid team is following best practice and communicating with their stockholders and encouraging voting of their shares, and again, we think this merger represents the best opportunity for both of us to partner at this time and we’re not going to comment on prices or anything else.

Joe Stauff:

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Albertsons Companies, Inc. – First Quarter 2018 Earnings Conference Call, July 16, 2018

Okay. Thank you very much for taking the questions.

Bob Miller:

Sure.

Melissa Plaisance:

Okay. Thank you everyone for participating in the call. If there are follow-ups, I will be available and look forward to talking with you. Good-bye.

Operator:

Again, that does conclude our call. We would like to thank everyone for your participation. You may now disconnect.

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Important Notice Regarding Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending merger between Rite Aid Corporation (“Rite Aid”) and Albertsons and the transactions contemplated thereby, the parties’ perspectives and expectations and guidance, are forward looking statements. Such statements include, but are not limited to, statements regarding the benefits of the proposed merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected timing of the transactions contemplated by the merger agreement, market position and reduced leverage of the combined company. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, as well as assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated. Such risks and uncertainties include, but are not limited to, risks related to the expected timing and likelihood of completion of the pending merger, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals, or that the required approval of the merger agreement by the stockholders of Rite Aid was not obtained; risks related to the ability of Albertsons and Rite Aid to successfully integrate the businesses; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement (including circumstances requiring Rite Aid to pay Albertsons a termination fee pursuant to the merger agreement); the risk that there may be a material adverse change of Rite Aid or Albertsons; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Rite Aid’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Rite Aid to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; risks related to successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; and risks associated with the financing of the proposed transaction. A further list and description of risks and uncertainties can be found in Rite Aid’s Annual Report on Form 10-K for the fiscal year ended March 3, 2018, as amended, filed with the Securities and Exchange Commission (“SEC”) and in the definitive proxy statement/prospectus that was filed with the SEC on June 25, 2018 in connection with the proposed merger, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Albertsons and Rite Aid undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed merger involving Rite Aid and Albertsons, Rite Aid and Albertsons have prepared a registration statement on Form S-4 that included a proxy statement/prospectus. The definitive proxy statement/prospectus was filed with the SEC on June 25, 2018. The registration statement has been declared effective by the SEC. Rite Aid has mailed the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the special meeting relating to the proposed merger. Rite Aid and Albertsons also plan to file other relevant documents with the SEC regarding the proposed merger. INVESTORS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. RITE AID’S EXISTING PUBLIC FILINGS WITH THE SEC SHOULD ALSO BE READ, INCLUDING THE RISK FACTORS CONTAINED THEREIN.

Investors and security holders may obtain copies of the Form S-4, including the proxy statement/prospectus, as well as other filings containing information about Albertsons and Rite Aid, free of charge, from the SEC’s website (www.sec.gov). Copies of documents filed with the SEC by Albertsons will be made available, free of charge, on the SEC’s website (www.sec.gov) and on Albertsons’ website at www.albertsonscompanies.com. Investors and security holders may also obtain Rite Aid’s SEC filings in connection with the transaction, free of charge, from Rite Aid’s website (www.RiteAid.com) under the link “Investor Relations” and then under the tab “SEC Filings,” or by directing a request to Rite Aid, Byron Purcell, Attention: Senior Director, Treasury Services & Investor Relations.

Participants in Solicitation

Albertsons, Rite Aid and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Rite Aid common stock in respect of the proposed transaction. Information regarding Rite Aid’s directors and executive officers is available in its definitive proxy statement for Rite Aid’s 2017 annual meeting of stockholders filed with the SEC on June 7, 2017, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such definitive proxy statement. Information about the directors and executive officers of Albertsons is set forth in the definitive proxy statement/prospectus that has been filed with the SEC. Other information regarding the interests of the participants in the proxy solicitation is in included in the definitive proxy statement/prospectus. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.